Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computations of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions

(in thousands, except ratios)

	2004	2003	2002	2001	2000
	(As Restated, see Note 27)
Income from continuing operations before minority interests	40,000	63,840	40,009	43,513	58,574
Add back:
Interest expense	33,994	30,515	30,629	37,854	38,460

Earnings available for fixed charges	73,994	94,355	70,638	81,367	97,034

Fixed Charges:
Interest expense	33,994	30,515	30,629	37,854	38,460
Capitalized interest and loan fees	7,707	10,704	11,930	10,309	18,009
Distributions on Cumulative Redeemable Preferred units	9,579	13,163	13,500	13,500	13,500
Preferred dividends	3,553	349

Fixed Charges	54,833	54,731	56,059	61,663	69,969

Ratio of earnings to fixed charges and preferred dividends and distributions	1.35x	1.72x	1.26x	1.32x	1.39x

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends and distributions by dividing income from continuing operations before the effect of minority interest plus interest expense, by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of debt issuance costs and preferred dividends and distributions of consolidated subsidiaries.